Contact

www.linkedin.com/in/callum-wheeler-99395258 (LinkedIn)

Top Skills

New Business Development
Business Strategy
Marketing Strategy

Callum Wheeler

Founder & CEO at RenewaBlox | Follow me for insights into Bitcoin mining, Renewable energy & ESG

Slough, England, United Kingdom

Experience

RenewaBlox
Chief Executive Officer
November 2021 - Present (2 years 1 month)

MedicsPro
Anaesthetic Practitioner
April 2018 - Present (5 years 8 months)
London, United Kingdom

Locum Operating Department Practitioner

TTM Healthcare Group
Anaesthetic Practitioner
March 2018 - March 2022 (4 years 1 month)
London, United Kingdom

Locum Operating Department Practitioner

London South Bank University
Nursing & Allied Health Interviewer
March 2018 - August 2018 (6 months)
London, United Kingdom

Interviewing prospective nursing students for the Childrens, Adult and Mental health nursing faculties aswell as Allied health.

Experience in both the multiple mini interview and interview panel formats.

University College London Hospitals NHS Foundation Trust
Anaesthetic Practitioner
October 2017 - March 2018 (6 months)
London, United Kingdom

London South Bank University
Student
September 2014 - August 2017 (3 years)
London, United Kingdom

Operating Department Practice BSc (Hons)

Taz Technology Ltd
Director
September 2012 - September 2014 (2 years 1 month)

Taz Technology was set up in September 2012, it has a strong theme of producing innovative consumer electronics with not only high functionality and aesthetics, but also allow consumers to easily and conveniently recharge any gadget from renewable energy sources.

We are creating a range of products that are both powerful and efficient but also easily portable and affordable. After the successful release of our first product, the 'SolaRecharge' into the UK market a number of new and innovative renewable gadgets are set to be released aimed at the whole of the mobile phone and portable electronics accessories market.

Taz Technology's products not only provide an easy and practical method of charging on the go, it also begins to lay the foundations for altering assumptions and perspectives that simply plugging our power hungry devices into the wall socket may not be a viable option in the future. As society's dependence on electronics continues to increase so does the demand for the electricity to power them, our ambition is to significantly reduce the dependence on fossil fuels to do so.

Education

University of Reading
Physician Associate MSc, Medicine · (2018 - 2020)

London South Bank University
Operating Department Practice BSc (Hons) - 1st Class · (2014 - 2017)

Tapton School
A-Levels, Physics, Biology and Chemistry · (2005 - 2012)